# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endava plc, CIK 0001656081
CUSIP: 29260V105
Title of class of securities: American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) Class A Ordinary Share of Endava plc
Address of issuer's principal executive offices: 125 OLD BROAD STREET, 125 OLD BROAD STREET, LONDON, United Kingdom (X0), EC2N 1AR
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001166152-26-000003
Filed by CIK 0001166152

## Reporting persons
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Oklahoma (OK); sole voting power 3,200,921; shared voting power 0; sole dispositive power 3,200,921; shared dispositive power 0; aggregate amount beneficially owned 3,200,921 (8.1% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 2,800,917; sole dispositive power 0; shared dispositive power 2,800,917; aggregate amount beneficially owned 2,800,917 (7.1% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 2,800,917; sole dispositive power 0; shared dispositive power 2,800,917; aggregate amount beneficially owned 2,800,917 (7.1% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 2,800,917; sole dispositive power 0; shared dispositive power 2,800,917; aggregate amount beneficially owned 2,800,917 (7.1% of the class)
- Prescott Group Aggressive Mid Cap, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 400,004; sole dispositive power 0; shared dispositive power 400,004; aggregate amount beneficially owned 400,004 (1% of the class)
- FROHLICH PHIL: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 3,200,921; shared voting power 0; sole dispositive power 3,200,921; shared dispositive power 0; aggregate amount beneficially owned 3,200,921 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Endava plc
Address of issuer's principal executive offices: 125 OLD BROAD STREET, 125 OLD BROAD STREET, LONDON, UNITED KINGDOM, EC2N 1AR.

## Item 2. Person Filing
Name of person filing: Prescott Group Capital Management, L.L.C. ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P. ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P. ("Prescott Small Cap II" and, together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Aggressive Small Cap Master Fund, G.P. ("Master Fund"), Prescott Group Aggressive Mid Cap, L.P. ("Prescott Mid Cap") and Mr. Phil Frohlich.
Address of principal business office or, if none, residence:
1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104
Citizenship: Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. The Master Fund is an Oklahoma general partnership. Prescott Mid Cap is an Oklahoma limited partnership. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Each of Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 3,200,921 American Depositary Shares ("ADS(s)") of Endava plc (the "Issuer") as of June 30, 2026. Of the 3,200,921 ADSs, 2,800,917 ADSs are held in the account of the Master Fund, of which the Small Cap Funds are general partners. The remaining 400,004 ADSs are held in the account of Prescott Mid Cap. Prescott Capital serves as the general partner and investment manager of both the Small Cap Funds and Prescott Mid Cap, and may direct the Small Cap Funds, the general partners of the Master Fund, and Prescott Mid Cap to direct the vote and disposition of such ADSs. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of such ADSs.
Percent of class: Each ADS represents the right to receive one (1) Class A Ordinary Share of the Issuer. As such, each of Prescott Capital and Mr. Phil Frohlich are the beneficial owners of approximately 8.1%, each of the Master Fund and the Small Cap Funds are the beneficial owners of approximately 7.1%, and Prescott Mid Cap is the beneficial owner of approximately 1.0% of the outstanding shares of Class A Ordinary Shares of the Issuer. This percentage is determined by dividing 3,200,921, 2,800,917, and 400,004, respectively, by 39,397,924, the number of shares of Class A Ordinary Shares outstanding as of November 7, 2025, as reported in Exhibit 99.1 (Notice of Annual General Meeting) from the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 12, 2025.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99 - Joint Filing Agreement

## Signatures
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: /s/ Phil Frohlich, Phil Frohlich, Managing Member (08/07/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (08/07/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (08/07/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: /s/ Phil Frohlich, See Comments (08/07/2026)
- Prescott Group Aggressive Mid Cap, L.P.: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (08/07/2026)
- FROHLICH PHIL: /s/ Phil Frohlich, Phil Frohlich, self (08/07/2026)
Comment: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., the general partner of Prescott Group Aggressive Small Cap II, L.P., and the general partner of Prescott Group Aggressive Small Cap, L.P.